Filed pursuant to Rule 433
Registration Statement No. 333-140456
Dated September 28, 2007

Index Linked Note Linked to the Goldman Sachs Asia Select Index

September 28, 2007

Final Terms

Issuer:	Eksportfinans ASA

Underlying Index:	Goldman Sachs Asia Select Index, (Bloomberg ticker “GSAS30”)

Currency:	United States Dollar (USD)

Issue Price:	100.77% of face amount

Face Amount:	Each note will have a face amount equal to USD 1000; USD 65,162,000 in the aggregate for all the offered notes

The aggregate principal amount of these notes may be increased and sold at different prices prior to the settlement date.

Denominations:	USD 1,000, and integral multiples of USD 1,000 thereafter

Trade Date:	September 28, 2007

Settlement Date:	October 15, 2007

Stated Maturity Date:	November 15, 2008, unless postponed due to a market disruption event or otherwise

Determination Date:	October 27, 2008, unless postponed due to a market disruption event or otherwise

Initial Index Level:	104.70

Final Index Level:	The closing level of the index on the Determination Date

Participation Level:	100%

Index Price Return:	(Final index level — initial index level) / initial index level

Payment Amount:	On the stated maturity date, you will receive an amount in cash per note equal to:

Face amount x (1 + index price return)

This note is not principal protected. Investors can lose up to 100% of the principal invested.

No interest:	The notes will not bear interest

No listing:	The notes will not be listed on any securities exchange or interdealer market quotation system

Index Sponsor:	Dow Jones & Company, Inc.

Calculation Agent:	Goldman, Sachs & Co.

CUSIP:	R2188Y585

ISIN:	USR2188Y5851

Net Proceeds to Issuer:	100.52% of Face Amount
Disclaimers
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.